

25003291

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-42106

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DISTRIBUTION SERVICES, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three Canal Plaza, Suite 100
(No. and Street)

Portland	ME	04101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Weston Sommers	207-553-7129	weston.sommers@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

790 N Water Street	Milwaukee	WI	53202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Weston Sommers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DISTRIBUTION SERVICES, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Alicia K. Strout
NOTARY PUBLIC
State of Maine
My Commission Expires
March 22, 2030

Notary Public

Signature:

Title:
Financial and Operations Principal

1/28/25

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DISTRIBUTION SERVICES, LLC
(FORMALLY KNOWN AS UMB DISTRIBUTION SERVICES, LLC)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))
CONTENTS



Report of Independent Registered Public Accounting Firm

To the Sole Member of
Distribution Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Distribution Services, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Baker Tilly US, LLP

We have served as the Company's auditor since 2002.

Milwaukee, Wisconsin
March 31, 2025

DISTRIBUTION SERVICES, LLC
(FORMALLY KNOWN AS UMB DISTRIBUTION SERVICES, LLC)
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC (d/b/a ACA Group))
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

Assets

Cash	$ 982,419	
12b-1 fees receivable	807,386	
Prepaid expenses and other assets	812,163	
Accounts receivable	716,430	
Total Assets		$ 3,318,398

Liabilities and Member's Equity

Liabilities

Accrued 12b-1 fees	$ 850,307	
Accrued expenses and other liabilities	206,605	
Total Liabilities		$ 1,056,912
Member's Equity		2,261,486
Total Liabilities and Member's Equity		$ 3,318,398

NOTE 1 - ORGANIZATION

Distribution Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On May 29, 2024, UMB Financial Corporation (the "Former Parent"), entered into an agreement to sell the Company to the Parent. In connection with the sale, the Company remained a Delaware limited liability company. The acquisition consummated on December 6, 2024, and for tax purposes, the Company will be treated as a subsidiary of the Former Parent for the period January 1, 2024 through December 5, 2024, and a subsidiary of Foreside for the period December 6, 2024 through December 31, 2024. Cost sharing agreements concerning the Company and the Former Parent involved the Company taking on direct expenses of the Former Parent through a management agreement. On December 6, 2025 cost allocations changed to an Expense Sharing Agreement between the Company and the Parent. Pursuant to this agreement, an allocation of personnel and overhead from the Parent are allocated to the Company. Any goodwill generated because of the purchase is kept at the Parent level, and thus, no push down accounting has been deemed necessary.

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2024, the Company had no cash equivalents.

ALLOWANCE FOR CREDIT LOSSES

The Company uses an expected loss model for financial instruments measured at amortized cost. Under the expected loss model, the Company estimates the lifetime expected credit loss on such instruments and records an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with accounts receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management has evaluated all receivables and does not believe that an allowance is required as of December 31, 2024.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statements have been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2024, the Company made capital distributions to the Former Parent totaling $357,749.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $732,893, which was $662,432 in excess of its minimum required net capital of $70,461. The Company's ratio of aggregate indebtedness to net capital at December 31, 2024 was 1.44 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains checking accounts in a financial institution. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 6 - CONCENTRATIONS

For the year ended December 31, 2024, four clients accounted for $1,103,004 or approximately 51% of the Company's total revenue. Accounts receivable from these clients at December 31, 2024 totaled $291,854 or approximately 41% of total accounts receivable.

NOTE 7 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 8 – CONTRACT ASSET

On August 1, 2024, the Company entered into an agreement with an investment adviser registered under the Investment Advisers Act of 1940, and a current client within Distribution Services, LLC (the "Client"), whereby the Company would restructure their fee agreement with the Client. This restructuring resulted in a one-time payment to the Client in the amount of $663,998, which the Company accounted for under ASC 340-40 as an incremental cost of obtaining a contract and was recorded as a contract asset and included within the prepaid expenses and other assets line on the Statement of Financial Condition. If the Client were to breach the contract, via negligence or liquidation of their funds during the period August 1, 2024 and July 31, 2028 (48 months), the Client is obligated to reimburse the Company a pro-rated portion of the funds received. The Company anticipates recovery of these costs by providing distribution services to the Client over the period August 1, 2024 to July 31, 2028 through higher fees under the restructured agreement and therefore will amortize the contract asset over 48 months. As of 12/31/2024, $595,832 is related to the contract asset is included in prepaid assets on the Statement of Financial Condition. As of 12/31/2024, amortization expense from the contract asset amounted to $69,166, and represents the amount of revenue recognized during the current fiscal year.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date these financial statements were issued, and has determined that there